Exhibit 99.2

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Financial Statements

December 31, 2009 and 2008

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Golden Crossings Constructors Joint Venture

Vancouver, Canada

We have audited the accompanying balance sheet of Golden Crossing Constructors Joint Venture (the “Company”) as of December 31, 2008, and the related statements of operations and comprehensive income (loss), changes in members’ deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The Company is a single purpose entity created by Bilfinger Berger, AG and CH2M HILL Companies, Ltd. (collectively, the “Members”) to design and construct the Golden Ears Bridge. The Company is dependent on the Members to fund any losses incurred on the project.

Ehrhardt Keefe Steiner & Hottman PC

June 5, 2009

Denver, Colorado

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Balance Sheets

December 31, 2009 (unaudited) and 2008

(Dollars in thousands)

	2009	2008
	(unaudited)
Assets
Cash and cash equivalents	$12,669	$11,761
Contract receivables	826	8,868
Revenues in excess of billings	19,275	—
Prepaid expenses	213	1,233
Other assets	—	1,295
Holdback receivables	38,118	32,393
Property, plant and equipment, net	2,263	7,959
Total assets	$73,364	$63,509
Liabilities and Members’ Deficit
Accounts payable and payables to subcontractors	$4,820	$15,151
Accounts payable - related party	58,584	62,249
Accrued expenses	9,077	35,852
Reserve for estimated loss on contract	2,294	6,841
Billings in excess of revenue	—	15,978
Total liabilities	74,775	136,071
Commitments and contingencies (note 8)

Members’ deficit
Member contributions	96,728	9,820
Accumluated other comprehensive income (loss)	(857)	11,238
Accumulated deficit	(97,282)	(93,620)
Members’ deficit	(1,411)	(72,562)
Total liabilities and members’ deficit	$73,364	$63,509

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Operations and Comprehensive Income (Loss)

Years ended December 31, 2009 (unaudited), 2008 and 2007 (unaudited)

(Dollars in thousands)

	2009	2008	2007
	(unaudited)		(unaudited)
Gross revenue	$54,092	$271,142	$288,087

Direct cost of service and overhead	54,691	312,147	302,839
General and administrative	3,173	16,181	28,175
Operating loss	(3,772)	(57,186)	(42,927)

Interest income	111	1,207	964
Net loss	$(3,661)	$(55,979)	$(41,963)

Other comprehensive income (loss):
Foreign currency translation (loss) gain	(12,096)	14,474	(3,035)
Realized gain on cash flow hedge	—		(3,065)
Comprehensive (loss)	$(15,757)	$(41,505)	$(48,063)

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Members’ Equity (Deficit)

Years ended December 31, 2009 (unaudited), 2008 and 2007 (unaudited)

(Dollars in thousands)

	Bilfinger Berger	CH2M HILL
	Canada Inc.	Canada, Limited	Total
Members’ equity, December 31, 2006 (unaudited)	$4,802	$2,384	$7,186
Net loss	(28,115)	(13,848)	(41,963)
Unrealized gain on cash flow hedge	(2,054)	(1,011)	(3,065)
Foreign currency translation loss	(2,033)	(1,002)	(3.035)
Members’ equity, December 31, 2007 (unaudited)	(27,400)	(13,477)	(40,877)
Net loss	(37,506)	(18,473)	(55,979)
Foreign currency translation gain	9,698	4,776	14,474
Member Contributions	6,547	3,273	9,820
Members’ deficit, December 31, 2008	(48,661)	(23,901)	(72,562)
Net loss	(2,453)	(1,208)	(3,661)
Foreign currency translation loss	(8,104)	(3,992)	(12,096)
Member contributions	57,939	28,969	86,908
Members’ deficit, December 31, 2009 (unaudited)	$(1,279)	$(132)	$(1,411)

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Cash Flows

Years ended December 31, 2009 (unaudited), 2008 and 2007 (unaudited)

(Dollars in thousands)

	2009	2008	2007
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net loss	$(3,661)	$(55,979)	$(41,963)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	1,129	12,662	7,912
Changes in assets and liabilities:
Contract receivables	8,042	13,682	(4,433)
Holdback receivables	(5,725)	2,880	(35,364)
Receivable from members	—	—	15,445
Other assets	1,295	(1,122)	3,639
Revenues in excess of billings	(19,275)	—	—
Construction materials	—	13,350	(10,716)
Prepaid expenses	1,020	7,093	(416)
Accounts payable and payables to subcontractors	(10,331)	(13)	1,488
Accounts payable - related party	(3,665)	15,136	36,275
Accrued expenses and other liabilities	(26,775)	(1,036)	34,122
Reserve for estimated loss on contract	(4,547)	(11,806)	13,704
Billings in excess of revenue	(15,978)	(42,359)	27,984
Net cash (used in) provided by operating activities	(78,471)	(47,512)	47,677
Cash flows from investing activities:
Capital expenditures	(10)	(1,627)	(21,887)
Proceeds from sale of property, plant and equipment	4,577	—	46
Net cash provided by (used in) investing activities	4,567	(1,627)	(21,841)
Cash flows from financing activities:
Bilfinger contributions	57,939	6,547	—
CH2M HILL contributions	28,969	3,273	—
Net cash provided by financing activities	86,908	9,820	—
Effect of exchange rate changes on cash	(12,096)	14,474	(3,035)
Decrease (increase) in cash and cash equivalents	908	(24,845)	22,801
Cash and cash equivalents, beginning of year	11,761	36,606	13,805
Cash and cash equivalents, end of year	$12,669	$11,761	$36,606

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Notes to Financial Statements

(information as of and for the years ended December 31, 2009 and 2007 is unaudited)

(1)                     Organization

Golden Crossing Constructors Joint Venture (the “Company”) was formed on November 3, 2005 as a joint venture between Bilfinger Berger Canada Inc., a wholly owned subsidiary of Bilfinger Berger AG (“Bilfinger”) (66.67%), and CH2M HILL Canada, Limited, a wholly owned subsidiary of CH2M HILL Companies, Ltd. (“CH2M HILL”) (33.33%) (collectively, the “Members”). The Company was formed solely to perform the design, procurement and construction required for the completion of the Golden Ears Bridge Project (the “Project”) located in British Columbia, Canada. The Company’s contract to perform the Project is with Golden Crossings General Partners (“GCGP”), a wholly owned subsidiary of Bilfinger.  GCGP has a concession agreement with Translink, to design, build, finance and operate the bridge. These financial statements and accompanying notes are presented in U.S. dollars.

(2)                     Liquidity

The Company has determined that the Project is a loss project totaling approximately $97.3 million, prior to collection of any potential change orders or claims. The Company received funding through contributions from the Members of approximately $98 million through May 7, 2010, $65 million from Bilfinger and $33 million from CH2M HILL.  The accompanying balance sheets reflect all assets and liabilities as current due to the estimated completion date.

(3)                   Significant Accounting Policies

(a)                      Basis of Presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b)                      Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.  The Company continually monitors its positions with, and the credit quality of, the financial instruments with which it invests.  As of December 31, 2009 and 2008, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

(c)                     Foreign Currency Translation

The functional currency of the Company is the Canadian Dollar, while the reporting currency is the U.S. Dollar (“USD”). All assets and liabilities of the Company are translated into U.S. dollars as of each balance sheet date.  Revenues and expenses are translated at the average exchange rate for the period.  Translation gains and losses are reflected in members’ deficit as part of accumulated other comprehensive income (loss). The accumulated currency translation adjustment will be reflected as a component of net loss upon liquidation of the Company. As of December 31, 2009 and 2008 accumulated currency translation adjustment is a loss of approximately $0.9 million and a gain of approximately $11.2 million, respectively. For the years ended December 31, 2009 and 2008, the Company recognized foreign exchange transaction losses of $0.03 million and $0.5 million, respectively in direct cost of services.

(d)                    Holdback Receivable

The holdback receivable represents a portion of the contract price.  The amount is payable at the earliest of; twenty-four months after the substantial completion date, or thirty days after the termination date.  The project was determined to be substantially complete during June 2009.

(e)                     Derivative Financial Instruments

The Company utilizes derivative instruments primarily to mitigate foreign currency risk.  The Company recognizes all derivative financial instruments in the Balance Sheets as assets or liabilities at fair value. The instruments are recorded in either the other assets or other liabilities captions in the Balance Sheet with the change in fair value recorded in the income statement as of December 31, 2009 and 2008.

Guidance was issued pertaining to the accounting for derivative instruments and hedging activities.  This guidance requires recognition of all derivative instruments on the Balance Sheet as either assets or liabilities measured at fair value.  Subsequent changes in derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.  Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument.

(f)                       Fair Value of Financial Instruments

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy established by U.S. GAAP prioritizes the inputs into valuation techniques used to measure fair value.  Accordingly, the Company uses valuation techniques that maximize the use of observable inputs when determining fair value.  The three levels of the hierarchy are as follows:

Level 1:          Inputs that reflect unadjusted quoted prices in active markets that are accessible for identical assets or liabilities;

Level 2:          Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3:          Unobservable inputs that are supported by little or no market activity.

The Company has no assets or liabilities that were measured using quoted prices for similar assets and liabilities or significant unobservable inputs (Level 2 and Level 3 assets and liabilities) as of December 31, 2009 or 2008.  The carrying amount of the Company’s financial instruments, namely cash and cash equivalents, accounts receivable and accounts payable, approximate their fair value because of the short-term nature of these instruments.  The fair value of derivative instruments is estimated based on market conditions in effect at the end of the reporting period.

(g)                      Unbilled Revenue and Billings in Excess of Revenue

Unbilled revenue represents the excess of contract revenue recognized over billings to date on contracts in process.  These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project.  Billings in excess of revenue represent the excess of billings to date, per the contract terms, over revenue recognized on contracts in process.

(h)                      Property, Plant and Equipment

Property, plant and equipment consist of furniture, fixtures, equipment, and buildings.  All additions are recorded at cost.  Maintenance and repairs are charged to expense as incurred.  When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts.  Any gain or loss on retirements is reflected in operating income in the year of disposition.

Depreciation for owned property is based on the cost of the asset reduced by its estimated salvage value over the shorter of the estimated useful lives of the assets or the estimated life of the project using the straight-line method.  Useful lives for buildings are five years; furniture, fixtures and equipment are depreciated over their useful lives ranging from one to four years.

(i)                         Construction Materials

Construction materials are items of which the Company has obtained title but are either not at the Company work sites or available for immediate installation.  Construction materials are expensed when they are delivered to the Company work sites, based on their weighted average cost.

(j)                         Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income consists of foreign currency translation adjustments and unrealized gain/losses on investments.  The composition of accumulated other comprehensive income (loss) consists of the following:

	December 31
(Dollars in thousands)	2009	2008
	(unaudited)
Foreign currency translation adjustment	$(857)	$11,238
	$(857)	$11,238

(k)                      Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of contract receivables.  The Company’s sole customer accounted for 100% of total revenues and contract receivables.

(l)                         Revenue Recognition

The Company follows the guidance related to accounting for performance of construction-type and certain production-type contracts to recognize revenue. Under this guidance, revenue is recognized using the percentage-of-completion method where progress towards completion is measured by relating the actual cost of work performed to date to the current total estimated cost of the contract. In making such estimates, judgments are required to evaluate potential variances in schedule, the cost of materials and labor, productivity, liability claims, contract disputes, or achievement of contract performance standards.

Change orders and claims are included in total estimated contract revenue when management has determined that it is probable that the change order or claim will result in an addition to contract value and the amount can be estimated. Management evaluates when a change order or claim is probable based upon its experience in negotiating, the customer’s approval of such changes, separate documentation of change order costs that are identifiable and legal opinions of the validity of such claims. As of December 31, 2009 and 2008, the Company has recorded approximately $16.9 and $10.2 million in claim revenue, respectively.  The Company is currently pursuing claims in excess of $100 million.  This amount has not been reflected in the financial statements, as there can be no assurance that the Company will be successful in resolving these claims.

Losses on the contract are recognized in their entirety when the loss becomes evident and the amount of loss can be reasonably estimated.

(m)                   Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers cash and short-term investments with original maturities of three months or less to be cash and cash equivalents.

(n)                      Income Taxes

No provision for the payment of income taxes has been made in the accompanying financial statements related to the activities of the Company since the Members each report their share of the Company’s taxable income (loss) in their respective income tax return.

Effective January 1, 2009, the Company adopted the authoritative guidance relating to accounting for uncertain tax positions which requires that it recognize the financial statement benefit of a tax position attributed to the entity only after determining that the relevant tax authority would more likely than not sustain the position following an audit.  The Company did not have any unrecognized tax benefits attributed to the entity and, accordingly, there was no effect on the financial condition or results of operations.

(o)                      Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include estimated costs to complete, estimated revenue related to claims and change orders, salvage value of property, plant and equipment, and derivative valuation. Actual results could differ significantly from those estimates.

(4)                     Project Investment

The Company bills on a milestone completion basis, which may not be reflective of revenue recognized. As of December 31, 2009, the Company has revenues in excess of billings of approximately $19.3 million.  As of December 31, 2008, the Company had billings in excess of revenue of approximately $16.0 million.

As of December 31, 2009 and 2008, the Company had outstanding billings with its customer in the amount of $38.9 million and $41.3 million, respectively. The balances include contract receivables and holdback receivables.  As of December 31, 2009 and 2008, the amounts held back total $38.1 million and $32.4 million, respectively.  As of December 31, 2009 and 2008, the Company has projected a project loss of approximately $97.3 million and $93.6 million, respectively. As a result, the Company, has accrued for a job loss provision of approximately $2.3 million and $6.8 million, respectively. The Company is pursuing claims against GCGP (related party) and Translink in an attempt to recover these losses.

(5)                     Related Party Transactions

The Company’s Project is with GCGP, which is a wholly owned subsidiary of Bilfinger. As such, all Company revenue and receivables are with a related party.

The Members of the Company provide services to the Company in accordance with the client contract. Such services include overhead support from the Members. This support includes, but is not limited to, legal, human resources, and information technology. The Company and the Members have a fixed fee arrangement of approximately $16 million to CH2M HILL and $32 million to Bilfinger. The Company has recognized these expenses on a proportional basis as other direct costs have been incurred.

	December 31,
(Dollars in thousands)	2009	2008	2007
	(unaudited)		(unaudited)
Services provided by the related parties
CH2M HILL Companies, Ltd and Subsidiaries	$4,545	$9,208	$12,727
Bilfinger Berger AG and Subsidiaries	31,370	102,601	97,479
Total services provided by the related parties	$35,915	$111,809	$110,206

	December 31,
(Dollars in thousands)	2009	2008
	(unaudited)
Amounts payable to related parties
CH2M HILL Companies, Ltd and Subsidiaries	$20,146	$19,647
Bilfinger Berger AG and Subsidiaries	38,438	42,602
Total amounts payable to related parties	$58,584	$62,249

(6)                     Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	December 31,
(Dollars in thousands)	2009	2008
	(unaudited)
Buildings	$9	$1,817
Furniture, fixtures, and equipment	5,715	21,745
	5,724	23,562
Less: Accumulated depreciation	(3,461)	(15,603)
Property, plant, and equipment, net	$2,263	$7,959

Depreciation expense reflected in the statements of operations and comprehensive income (loss) was approximately $1.1 million, $12.7 million and $7.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(7)                     Derivative Financial Instruments

During 2009, 2008 and 2007, the Company entered into foreign exchange forward contracts to manage exposure to potential foreign exchange fluctuation on the Euro and USD for payment of committed purchases of construction materials and services denominated in the Euro and USD.  Under the terms of the forwards, the Company will purchase the notional value at the spot rate on the contract date and settle the contract at the spot rate on the settlement date.

During 2009, 2008 and 2007, the Company elected not to use cash flow hedge accounting for derivatives entered into during these periods.  As a result, the Company recorded its derivative instruments at fair value during 2009, 2008 and 2007 in accordance with authoritative guidance and recorded the changes in fair value in current earnings.

As of December 31, 2009, all of the company’s foreign exchange contracts have been settled.  As of December 31, 2008, the Company had six outstanding foreign exchange forward contracts with a total notional value of 6.5 million (Euro), and one outstanding foreign exchange forward contract with a total notional value of 2.0 million (USD).  The fair value of the forward contracts as of December 31, 2009 and 2008 was $0 and $0.8 million, respectively, and is classified as other assets on the balance sheet.

The Company recorded cash settlements of $5.2 million, $40.3 million and $59.2 million in 2009, 2008 and 2007, respectively.   Cash settlements are recorded in direct costs in the statement of operations and operating activities in the cash flow statement.  The Company recorded unrealized gain/(loss) of approximately $0.03 million, $1.0 million and $(1.0) million for 2009, 2008 and 2007, respectively.  The unrealized gain/ (loss) is recorded in direct cost of service and overhead in the statement of operations and comprehensive income (loss).

The Company used the income approach in determining the fair value of these contracts, utilizing present value techniques, which the Company considers within the Level 2 fair value hierarchy.  The contract values as of December 31, 2009 and 2008 were approximately $0 and $0.8 million, respectively, and were included in other assets on the balance sheet.

(8)                     Commitments and contingencies

Contingencies

The Company may be party to legal actions arising in the normal course of business as a result of performance under the Contract. While the outcome of pending proceedings are difficult to predict, the

Company’s management estimates that the levels of insurance coverage are generally adequate to cover any liabilities incurred with regard to such claims.  Any amounts that are probable of payment are accrued when such amounts are estimable.

Operating Lease Obligations

The Company has entered into certain noncancellable leases, which are being accounted for as operating leases.  Future maturities on these leases are deminimus.  Rental expense charged to operations was $1.7 million, $7.5 million and $7.5 million during 2009, 2008 and 2007, respectively.

Letters of credit

The Company has certain letters of credit outstanding of approximately $0.2 million as of December 31, 2009.  These letters of credit can be drawn upon demand by the holder.

(9)                     Subsequent events

The Company has evaluated subsequent events through June 30, 2010, the date the financial statements were available for issuance, and has identified no other events or transactions requiring financial statement recognition or disclosure.